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SECURITIES AND EX(
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08032250

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
SEP 29 2008
Washington, DC 106

SEC FILE NUMBER
8 - 47758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 N. Fair Oaks Avenue
(No. and Street)

Pasadena (City) California (State) 91103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore (626) 744-2587
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 02 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name -- *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Clearing Network, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and ~~sworn to (or~~ affirmed) before me on this

17th day of September, 2008, by satisfactory evidence to be the person(s) who appear before me

Notary Public

Signature

Chief Financial Officer
Title

GAGIK GALFAYAN
Commission # 1728995
Notary Public - California
Los Angeles County
My Comm. Expires Mar 4, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advisors Clearing Network, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Advisors Clearing Network, Inc.:

We have audited the accompanying statement of financial condition of Advisors Clearing Network, Inc. (the Company) as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
September 26, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Advisors Clearing Network, Inc.
Statement of Financial Condition
June 30, 2008

Assets

Cash	$ 431,881
Cash segregated under federal and other regulations	20,000
Deposit with clearing organization	20,000
Accounts receivable	18,660
Mutual funds	11,339
Due from affiliate	131,083
Prepaid expenses	7,699
Total assets	$ 640,662

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable & accrued expenses	$ 296
Payable to customers	180
Due to correspondents	171,802
Due to related party	199
Total liabilities	172,477
Stockholder's equity	
Common stock, $ 0.01 par value, 1,000 shares authorized 1,000 shares issued and outstanding	10
Additional paid-in capital	665,057
Accumulated deficit	(196,882)
Total stockholder's equity	468,185
Total liabilities stockholder's equity	$ 640,662

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Fee income	$ 369,185
Interest income	398
Other income	35,001
Total revenues	404,584
Expenses	
Management fees	240,000
Other operating expenses	33,093
Total expenses	273,093
Net income (loss) before income tax provision	131,491
Income tax provision	800
Net income (loss)	$ 130,691

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2007	$ 10	$ 665,057	$ (327,573)	$ 337,494
Net income (loss)	–	–	130,691	130,691
Balance at June 30, 2008	$ 10	$ 665,057	$ (196,882)	$ 468,185

The accompanying notes are an integral part of these financial statements.

Advisors Clearing Network, Inc.
Statement of Cash Flow
For the Year Ended June 30, 2008

Cash flows from operating activities:

Net income (loss)		$ 130,691
Adjustments to reconcile to net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Cash segregated under federal and other regulations	$ (20,000)	
Accounts receivable	(7,157)	
Due from related party	9,000	
Due from affiliate	(131,083)	
Mutual funds	(11,339)	
Prepaid expenses	27	
(Decrease) increase in:		
Accounts payable & accrued expenses	(17,704)	
Payable to customer	180	
Due to correspondents	18,121	
Due to mutual fund companies	(723)	
Total adjustments		(160,678)
Net cash provided by (used in) operating activities		(29,987)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash		(29,987)
Cash at beginning of year		461,868
Cash at end of year		$ 431,881

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Advisors Clearing Network, Inc. (the "Company") is a wholly owned subsidiary of Fiscus Financial LLC (the "Parent"), and was incorporated in Delaware in September of 1994 under the name of Life Cycle Mutual Funds Distributors, Inc. to engage in business as a broker/dealer. The Company changed it name to Bisys BD Services, Inc. in November of 1999. Subsequently the Company changed its name to Advisors Clearing Network, Inc on April 17,2003. The Company is a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is allowed to engage in the following types of business: (a) mutual fund clearing firm; (b) mutual fund retailer; and (c) municipal securities broker. The Company's primary business is providing a technology platform for information reporting and commission collection between broker/dealers and mutual fund companies.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: RELATED PARTY TRANSACTIONS

The Company shares office personnel, furniture and equipment with the Parent in which management has an ownership interest. The companies have an expense sharing agreement, whereby the Parent pays certain operating expenses and various equipment costs that benefit the Company. For the year ended June 30, 2008, the Company paid $240,000 to the Parent in management fees. The Company is also not liable to its Parent for any expenses incurred on its behalf.

One of the company's directors is President of the Company's largest client. At June 30, 2008, the Company has a $131,083 receivable from the client.

The payable of $199, is to the Company's parent. This amount in non-interest bearing and due on demand.

Note 3: OTHER INCOME

During the year ended June 30, 2008, every broker/dealer in good standing received a $35,000 rebate from FINRA. This rebate is included in other income on the Company's Statement of Income.

Note 4: INCOME TAXES

The income tax provision for the year ended June 30, 2008, consists of the California Franchise Tax Board minimum tax of $800.

	Current
State tax expense (benefit)	$ 800
Federal tax expense (benefit)	-
Total income tax expense (benefit)	$ 800

For the year ended June 30, 2008, the company used $19,604 and $11,624 of its deferred tax asset for federal and state income taxes, respectively. A 100% allowance had previously been applied to these assets.

The Company has available at June 30, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $32,776, that expires as follows:

Note 4: <u>INCOME TAXES</u>
(Continued)

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 130,613	2025
87,891	2026
$ 218,504	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized

Note 5: <u>COMMITMENTS AND CONTINGENCIES</u>

Contingencies

The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended June 30, 2008, cash balances held in that financial institution were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution that is financially stable.

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006.

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 7: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2008, the Company's net capital of $309,949 exceeded the minimum net capital requirement by $59,949; and the Company's ratio of aggregate indebtedness ($11,498) to net capital was 0.56:1, which is less than the 15 to 1 maximum ratio allowed.

Advisors Clearing Network, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 10	
Additional paid-in capital	665,057	
Accumulated deficit	(196,882)	
Total stockholder's equity		$ 468,185
Less: Non-allowable assets		
Accounts receivable	(18,660)	
Due from affiliate	(131,083)	
Prepaid expenses	(7,699)	
Total adjustments		(157,442)
Net capital before haircuts		310,743
Less: Haircuts and undue concentration		(794)
Net capital		309,949
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 11,498	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 59,949
Ratio of aggregate indebtedness to net capital	0.56:1	

There was a $567 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2008. See Schedule III.

Advisors Clearing Network, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2008

Credit Balances		
Free credit balances and other credit balances in customers' security		
Customer payable	$ 180	
Total credits		$ 180
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	–	
Failed to deliver of customers' securities not older than 30 calendar days	–	
Total debits		–
Reserve Computation		
Excess of total debits over total credits		$ 180
Amount held on deposit in reserve account at June 30, 2008		$ 20,000
Deposit (withdrawal) after year end		$ –
Amount in reserve account		$ 20,000

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2008.

Advisors Clearing Network, Inc.
Schedule III - Reconciliation of Net Capital and
Reserve Requirements Under Rule 15c3-3
As of June 30, 2008

Net Capital as calculated per audit report		$ 309,949
Adjustments:		
Haircuts & undue concentration	$ 567	
Total adjustments		567
Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, June 30, 2008		$ 310,516
Reserve requirement as calculated per audit report		$ 180
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, June 30, 2008		180
Net difference in computation of reserve requirements		$ –

Advisors Clearing Network, Inc.
Schedule IV - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2008

The Company is a self-clearing firm and is subject to the possession or control requirements of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

Advisors Clearing Network, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Advisors Clearing Network, Inc.:

In planning and performing our audit of the financial statements and of Advisors Clearing Network, Inc. ("the Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & CareSM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
September 26, 2008

END